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                                                                     Exhibit 20

                       IN THE UNITED STATES DISTRICT COURT
                      FOR THE SOUTHERN DISTRICT OF FLORIDA
                                 MIAMI DIVISION



CENDANT CORPORATION and
SEASON ACQUISITION CORP.,

                                Plaintiffs,
                                                      Case No. 98-0159-CIV-MOORE
                    - v. -                            Magistrate Judge Johnson

AMERICAN BANKERS INSURANCE GROUP,
INC.; GERALD N. GASTON; R. KIRK LANDON;
EUGENE M. MATALENE, JR.; ARMANDO
CODINA; PETER J. DOLARA; JAMES F. JORDEN;
BERNARD P. KNOTH; ALBERT H. NAHMAD;
NICHOLAS J. ST. GEORGE; ROBERT C. STRAUSS;
GEORGE E. WILLIAMSON II; DARYL L. JONES;
NICHOLAS A. BUONICONTI; JACK F. KEMP;
AMERICAN INTERNATIONAL GROUP, INC.; and
AIGF, INC.,

                                Defendants.
--------------------------------------------/




                         MOTION AND MEMORANDUM OF LAW OF
                    AMERICAN BANKERS DEFENDANTS IN SUPPORT OF
                  THEIR MOTION TO DISMISS THE AMENDED COMPLAINT


                  Defendants American Bankers Insurance Group, Inc. ("American Bankers" or the "Company"), Gerald N. Gaston, R. Kirk Landon, Eugene M. Matalene, Jr., Armando Codina, Peter J. Dolara, James F. Jorden, Bernard P. Knoth, Albert H. Nahmad, Nicholas J. St. George, Robert C. Strauss, George E. Williamson II, Daryl L. Jones, Nicholas A. Buoniconti, and Jack F. Kemp (collectively the "American Bankers

Defendants") respectfully move this Court, pursuant to Rules 12(b)(6) and 23.1 of the Federal Rules of Civil Procedure, for an order dismissing the Amended Complaint in its entirety on the grounds, inter alia, that (a) plaintiffs' federal securities law claims fail to state a claim on which relief may be granted; (b) plaintiffs lack standing to pursue their state law claims; and (c) plaintiffs' state law claims fail to comply with the requirements of Fed. R. Civ. P. 23.1. Alternatively, because this Court lacks diversity jurisdiction over plaintiffs' state law claims, it may, in the event plaintiffs' federal securities law claims are dismissed, simply decline to exercise supplemental jurisdiction over them.

                              PRELIMINARY STATEMENT


                  On January 27, 1998, plaintiffs Cendant Corporation ("Cendant") and Season Acquisition Corp. ("Season") commenced a hostile tender offer for 51% of American Bankers shares and proposed a second step merger with the ultimate objective of acquiring the entire equity interest in American Bankers. Plaintiffs simultaneously commenced this action asserting that the American Bankers Defendants had breached their fiduciary duties to American Bankers shareholders by agreeing to merge, over a month earlier (on December 21, 1997), with American International Group, Inc. ("AIG") -- one of the world's largest and most reputable insurance companies -- in a transaction having a value to the American Bankers shareholders of $2.2 billion.

                  Plaintiffs' seven count amended complaint alleges a laundry list of problems with the terms of the merger agreement between American Bankers and AIG and asserts that the proxy materials furnished to American Bankers' shareholders are false and misleading. None of these alleged claims has any merit. The Board's decision to merge with AIG -- which, of course, was made before Cendant surfaced with its

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hostile offer -- is accorded substantial deference under Florida law and reflected the Board's business judgment that a merger with AIG was in the best interests of American Bankers and its shareholders and policyholders; moreover, on March 6, 1998, American Bankers' shareholders will vote on the AIG merger agreement and will thus have an opportunity to express their views on the proposed merger with AIG and whether they prefer a proposed merger with Cendant. Cendant is currently engaged in an aggressive and very public proxy campaign to persuade American Bankers shareholders to vote against the AIG merger.

                  This Court need not, however, reach the merits because the complaint can be dismissed on a threshold ground: plaintiffs were not shareholders of American Bankers at the time of the conduct that they assert constitutes a breach of fiduciary duty. According to its own public filings, Cendant became a shareholder of American Bankers on January 16, 1998 -- nearly a month after the conduct it alleges as a breach of fiduciary duty. It is axiomatic that a corporation and its directors owe fiduciary duties only to shareholders, not to bidders or tender offerors. Cendant was not an American Bankers shareholder on December 21, 1997 and did not become an American Bankers shareholder until January 16. Thus, it purchased its shares with full knowledge of the AIG merger agreement and lacks standing to assert that American Bankers Board breached any duty to it because no such duty existed.

                  Furthermore, even a cursory review of the complaint reveals that any alleged injury to Cendant is the same as that suffered by other shareholders. Thus, the complaint is derivative in nature and must comply with the Rule 23.1 of the Federal Rules of Civil Procedure. It does not. The complaint is not verified, fails to allege

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(because it cannot) that Cendant or Season were shareholders at the time of the transactions about which they complain, and fails to describe with particularity the steps taken to make demand on American Bankers. Critically, Cendant also fails to satisfy the requirement that it be an adequate derivative plaintiff. Cendant -- a bidder that seeks to obtain the company for as cheaply as possible -- does not "fairly and adequately" represent the interests of American Bankers' shareholders -- some of whom may undoubtedly wish to receive as much as possible for their shares.

                               STATEMENT OF FACTS


THE PARTIES

                  American Bankers is a specialty insurance company organized under the laws of Florida and having its principal place of business in Miami. Its main lines of business are in the areas of credit-related insurance products. American Bankers provides affordable specialty insurance products and services to a segment of the population which is underserviced by the insurance industry. It concentrates on marketing through financial institutions, retailers and other entities offering consumer financing as a regular part of their business.

                  With the exception of Chairman R. Kirk Landon and President and CEO Gerald N. Gaston, American Bankers' Board is comprised of non-management, independent directors, including:


         - Eugene M. Matalene, Jr., who is a Managing Director of the investment banking firm Furman Selz LLC and a former Managing Director of PaineWebber Incorporated;

         - Armando Codina, who is Chairman of the Board of a real estate development company, Codina Group Inc., and a director of Winn-Dixie Stores, Inc., Bell South Corporation, AMR, Inc. and FPL Group Inc.;

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         -        Peter J. Dolara, Senior Vice President of American Airlines;

         - James F. Jorden, Senior Managing Partner of the law firm of Jorden Burt Berenson & Johnson LLP;

         -        Bernard P. Knoth, President of Loyola University in New
                  Orleans;

         - Albert H. Nahmad, who is President, Chairman and CEO of Watsco Inc., the nation's largest distributor of residential central air conditioners, as well as a member of the Panama Canal Commission, the Florida Council of 100, and Chairman of the Board of Directors of the Miami Children's Hospital Foundation;

         - Nicholas J. St. George, who is President and CEO of Oakwood Homes Corporation and a director of the investment banking firm, Legg Mason, Inc.;

         - Robert C. Strauss, who is President and Chief Operating Officer of the generic drug manufacturer, Ivax Corporation, and the former Chairman, President and CEO of Cordis Corporation;

         - George E. Williamson II, who is President of Williamson Cadillac Company and a director of Northern Trust Bank of Florida, N.A.;

         - Daryl L. Jones, State of Florida Senator and a former Senior Vice President of the municipal bond underwriter, Douglas James Securities;

         - Nicholas A. Buoniconti, Vice Chairman, Chief Operating Officer and Director of Columbia Laboratories, Inc., which is engaged in pharmaceutical research and development;

         - Jack F. Kemp, former United States Congressman and Secretary of the U.S. Department of HUD, now Co-Director of Empower America, a public think-tank, and a director of a number of companies, including Carson Products Company, Oracle, Proxicom and Everen Securities; and

         - William H. Allen (not named as a defendant), who is Vice Chairman of NationsBank, N.A. and the former Chairman and CEO of Intercontinental Bank in Miami.

        All in all, an extremely impressive, diversified and experienced group of businessmen.

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                  Defendant AIG is a holding company organized under Delaware law having its principal place of business in New York. Through its subsidiaries AIG is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United states and abroad. AIG's general insurance operations are among the largest in the United States, and its international property-casualty network and life insurance operations are the most extensive of any U.S.-based insurance holding company. AIG is one of the largest and most reputable insurers in the world, having received Triple-A ratings from the principal ratings agencies, Moody's and Standard & Poor's.(1)

                  Plaintiff Cendant is a corporation recently formed under Delaware law with its principal place of business in New Jersey. Cendant was created in December 1997 through the merger of CUC International, Inc. and HFS Incorporated. It is a consumer and business services company, and provides technology-driven, membership-based consumer services, travel preparation services, real estate services, residential mortgage services, tax preparation services and multimedia software products. Cendant also administers insurance package programs in connection with certain discount shopping and travel programs.(2)

-----------------------
         (1) Defendant AIGF is a subsidiary of AIG formed for the purpose of effectuating the Proposed Merger of American Bankers and AIG.

         (2) Plaintiff Season Acquisition Corp. is a New Jersey corporation formed by Cendant as the acquisition vehicle for its takeover bid.

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THE PROPOSED MERGER WITH AIG


                  On December 22, 1997, American Bankers announced that it had entered into an agreement with AIG providing for the merger of American Bankers and a subsidiary of AIG in a stock-for-stock transaction having a value to American Bankers' shareholders of $47 per share (the "Proposed Merger"). The terms of the transaction were embodied in a Merger Agreement and various other agreements which are the subject of this action. The Proposed Merger with AIG was approved unanimously by the American Bankers Board, after receiving legal advice regarding their fiduciary duties and after being advised by the investment banking firm of Salomon Smith Barney that the consideration being offered to the American Bankers' shareholders was fair from a financial point of view, because it offered American Bankers a unique opportunity to meet its long-term strategic objectives. According to the Company's filings with the SEC, the Board concluded that the Merger with AIG represented a more attractive alternative than operating on a stand-alone basis because:

         - AIG represents a strong long-term strategic partner for the Company and AIG is a market leader in the insurance industry with an excellent and long-standing operating history;

         - AIG has extensive knowledge of and experience in regulatory matters;

         - AIG's long-term debt rating will enable the Company to have access to capital on more favorable terms than it previously experienced. In addition, the favorable claims-paying ratings of AIG's insurance subsidiaries will enhance sales of the Company's insurance products; and

         - A combination with AIG will allow access to AIG's considerable international experience and substantial resources, at a time of industry consolidation, and thus enable the Company to expand beyond the domestic market. A combination with AIG will also allow the Company to enjoy opportunities for operating efficiencies and synergies, particularly in the international distribution of the Company's products.

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                  Cendant cannot challenge -- and has not challenged -- these reasons for the decision by the American Bankers Board to approve the Proposed Merger. The Proposed Merger, in any event, is subject to a number of conditions, a complete understanding of which completely eviscerates any claim by Cendant (or any one else) that shareholders are being coerced into accepting the Proposed Merger or are being denied an opportunity to determine the outcome of any bidding contest. First, the AIG Merger is subject to the approval of a majority of American Bankers' shareholders, who will collectively decide whether or not to approve the Proposed Merger. The transaction is also subject to receiving regulatory approval from various state insurance departments, a process that will not be completed until sometime after the scheduled shareholder vote. Contrary to plaintiffs' contention, there is nothing in the Merger Agreement that would prevent a third party, such as Cendant, from making an unsolicited bid -- as it has done -- or from seeking to dissuade shareholders from approving the Proposed Merger -- as it is also doing. Indeed, Cendant is taking full advantage of its ability to persuade American Bankers shareholders to vote against the Proposed Merger -- and is simultaneously touting its own offer -- by mounting an active proxy campaign. All of Cendant's huffing and puffing aside, under the terms of the Proposed Merger it will be American Bankers' shareholders who will decide whether or not to accept AIG as a merger partner.

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THE CENDANT BID


                  As noted above, notwithstanding the alleged "deterrent" effect of the AIG Merger Agreement and related Option and Voting Agreements,(3) on January 27, 1998 Cendant announced a tender offer (the "Cendant Offer") to purchase 51 percent of American Bankers shares for $58 per share, which, if successful, would be followed by a second-step merger in which the remaining 49 percent of American Bankers shares would be exchanged for Cendant shares allegedly having an equivalent value at the time of issuance. The Cendant Offer is subject to a number of significant conditions, including receipt of all required insurance and antitrust regulatory approvals, invalidation of an option agreement ("Option Agreement") providing for the purchase by AIG of up to 19.9 percent of the total outstanding shares of American Bankers,(4) amendment or invalidation of the Company's shareholder rights plan, receipt of tenders from holders of a minimum of 51 percent of American Bankers' shares, termination or invalidation of

-----------------------
         (3) In sharp contrast to Cendant's litigation posture, Cendant has told securities analysts that neither the Termination Fee nor Option Agreement "create a problem in its acquisition of [American Bankers'] shares." In responding to a question on this subject during a January 27, 1998 analysts' call, Cendant's President and CEO, Henry R. Silverman, unequivocally declared that neither feature troubled him:

         No, its just money. The contract with ABI provides that AIG is limited to the higher of the profit on their stock, if any, or $66 million as a breakup fee. . . sorry, the lower of . . . they're capped at $66 million. So really, it's just a monetary issue.

         (4) Plaintiffs attack, as a breach of fiduciary duty, the Option Agreement and a related provision in the Merger Agreement providing for the payment, under certain circumstances, of a termination fee (the "Termination Fee") of up to $66 million in the event the Proposed Merger does not occur -- provisions that are customary in such transactions and well within a range of reasonableness that courts have routinely approved -- as well as certain other standard provisions, including a 120-day "no shop" provision, a 180-day "no termination" provision and a provision exempting the Proposed Merger from the provisions of the Company's shareholder rights plan. The merits of the Board's actions in agreeing to these customary provisions are not at issue on this motion and need not be addressed at this time.



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certain provisions of the AIG Merger Agreement, and the supermajority approval from American Bankers' shareholders and/or Board of Directors sufficient to allow it to proceed with a second step merger.

                  On February 5, 1998, the American Bankers Board met, as required by the federal securities laws, to consider the Cendant bid. As reflected in the Company's Schedule Form 14D-9 filed with the Securities and Exchange Commission the following day, the Board unanimously determined (with one director absent) that, in light of all the relevant circumstances, it is unable to take a position with respect to the Cendant Offer and is making no recommendation at this time with respect to such offer. In reaching this determination, the Board, along with its legal and financial advisors, considered the fact that the Cendant Offer currently contemplates a price of $58 per share, an apparent 23 percent premium over the $47 per share in the Proposed Merger with AIG. The Board also believes that the Cendant Offer has commenced a process which may or may not lead to higher bids or offers for the Company from Cendant, AIG or others. The Board therefore concluded that it would be premature to make any recommendation at this time, particularly in light of the following aspects of the Cendant Offer which it has been unable to assess thus far:

         - Cendant's relatively high level of financial leverage, which would be further increased by the indebtedness it will incur in order to finance the offer, and the effect of such leverage on the operations of the Company;

         - Cendant's proposed business plans for the Company if the Cendant Offer were successful, including treatment of accounts, employees and policyholders;

         - Cendant's experience (or lack of experience) in owning and operating insurance companies;

         - Cendant's ability to provide licensed facilities outside of the United States to permit international distribution of the Company's products;

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         -        Cendant's ability to realize the synergies it has publicly indicated will be achieved;

         - Whether increased revenue levels projected by Cendant require additional capital infusions in the Company's operating subsidiaries and the sources of such capital;

         - Cendant's plans with respect to intercompany transactions with the Company's insurance subsidiaries involving intercompany royalties and fees;

         - The potential reaction of the Company's producers and reinsurers to Cendant; and

         -        The potential volatility of Cendant's common stock.


                  In short, at this stage of events, it is impossible to predict the ultimate outcome, which is precisely why the American Bankers directors, in fulfillment of their fiduciary duties, have adopted a "wait and see" approach to the Cendant bid, not wanting to lose the attractive opportunity presented by the Proposed Merger with AIG. Such an approach is explicitly contemplated by the rules governing tender offers, specifically SEC Rule 14d-9.


THE INSTANT ACTION


                  The instant action, filed simultaneously with the commencement of the Cendant Offer, has been brought by Cendant both in its capacity as a shareholder and as a competing bidder. According to Cendant's SEC filings, however, Cendant did not own any shares of American Bankers in December 1997, at the time the American Bankers Defendants negotiated and approved the AIG Merger Agreement along with the other features that are the subject of plaintiffs' breach of fiduciary duty claims. Cendant did not acquire any American Bankers' shares until mid-January 1998, when it purchased --

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with full knowledge of the AIG Merger Agreement and the deal protection features that lie at the heart of this case -- 371,200 common and 99,900 preferred shares.(5) It did so, not to further its own interests as a shareholder, but rather to further its interests as a competing bidder. Its interests thus are not aligned with, but rather are antagonistic to, the best interests of American Bankers' shareholders.(6) Nor did Cendant, prior to commencing this action, make a pre-suit demand on the Company to obtain the relief it now seeks.

                  As the following discussion shall demonstrate, because the claims for breach of fiduciary duty asserted in the amended complaint are derivative, not direct, in nature and can only be pursued by or in the right of the corporation, they must be dismissed because (a) plaintiffs were not shareholders at the time the events giving rise to their claims for breach of fiduciary duty occurred, and they thus lack standing to sue; (b) the Amended Complaint fails to allege with particularity exceptional circumstances that would excuse plaintiffs from making a pre-suit demand, as required both by Florida law and Rule 23.1; and (c) plaintiffs cannot, in any event, be deemed to be proper or adequate representatives of the entire class of shareholders whose interests they purport to protect.


-------------------------
         (5) The common shares were purchased from January 16 to 23, 1998, at an average price of approximately $46 per share. The preferred shares were purchased on January 26, the day before this action was commenced. See Exhibit A to the Affidavit of Richard W. Reinthaler, sworn to on February 8, 1998 ("Reinthaler Aff."), submitted in support of the instant motion.

         (6) Cendant's management will not dispute the rather obvious fact that their fiduciary duties to Cendant shareholders obligate them to acquire American Bankers at the lowest possible price.




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                  Plaintiffs have also asserted various disclosure claims under the federal securities laws, which AIG has moved to dismiss. The American Bankers Defendants respectfully join in AIG's motion to the extent such claims are also asserted against the American Bankers Defendants (i.e., plaintiffs' Sixth and Seventh Claims for Relief) and hereby join and incorporate by reference the arguments made by AIG in its Motion and Memorandum of Law in Support of Its Motion to Dismiss the Amended Complaint.

                                    ARGUMENT


                                       I.

                   PLAINTIFFS' CLAIMS FOR BREACH OF FIDUCIARY
                      DUTY MUST BE DISMISSED FOR FAILURE TO
                    COMPLY WITH THE REQUIREMENTS OF RULE 23.1



A. PLAINTIFFS' CLAIMS FOR BREACH OF FIDUCIARY DUTY ARE DERIVATIVE, NOT DIRECT, IN NATURE


                  It is black-letter law in Florida that claims against directors of a Florida corporation for breach of fiduciary duty are derivative, not direct, in nature:(7) Leppert Lakebreeze Homeowners Ass'n, Inc., 500 So.2d 250 (Fla. 1st DCA), rev. den., 511 So.2d 298 (1987); Alario v. Miller, 354 So.2d 925 (Fla. 2d DCA 1978); Citizens Nat'l Bank of St. Petersburg v. Peters, 175 So.2d 54 (Fla. 2d DCA 1965). As such, they can only be asserted by or in the right of the corporation, by shareholders having the requisite standing to sue. Id.

------------------------
         (7) Because American Bankers is incorporated in Florida, Florida law governs both the duties of directors, International Ins. Co. v. Johns, 874 F.2d 1447, 1458 (11th Cir. 1989), and whether claims asserted against them are direct or derivative in nature. In re Southeast Banking Corp. v. Brandt, 827 F. Supp. 742, 745-46 (S.D. Fla. 1993), rev'd on other grounds, 69 F.3d 1539 (11th Cir.
1995).


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                  The distinction between derivative and direct claims is an important one. Although in certain circumstances (not present here) the same conduct may give rise to both direct and derivative claims, a plaintiff is not free to characterize as a direct claim one that is truly derivative in nature. Rather, in determining whether a claim is truly direct or derivative, the court must look to the allegations in the complaint, not the parties' characterization of those claims. Alario, 354 So.2d at 926 ("It is the body of the complaint which determines whether the injury is direct as to the stockholder . . . or is indirect as to the stockholder and the cause of action derivative . . . .").

                  It has long been recognized that a shareholder derivative suit is the primary (if not sole) means of enforcing fiduciary standards of loyalty and care imposed on corporate officers and directors. See Surowitz v. Hilton Hotels Corp., 383 U.S. 363, 371, 86 S. Ct. 845, 850 (1966); Dent, The Power of
Directors to Terminate Shareholder Litigation: The Death of the Derivative Suit?, 75 Nw. U.L. Rev. 96 (1980) ("Shareholders' derivative suits have long played a crucial role in assuring a modicum of integrity and competence in the management of corporations.").

                  "There is a clear and necessary distinction between an individual action and a derivative one." Alario, 354 So.2d at 926:

                  A stockholder's derivative action is an action brought by one or more stockholders of a corporation to enforce a corporate right or to prevent or remedy a wrong to the corporation in cases where the corporation, because it is controlled by the wrongdoers or for other reasons, fails and refuses to take appropriate action for its own protection. An action brought by a stockholder is derivative if the gravamen of the complaint is injury to the corporation or to the whole body of its stock or property and not injury to the plaintiff's individual interest as a stockholder.

Id. (quoting 19 Am. Jur. 2d Corporations Section 528 (1965)). The Alario court went on to apply the principles set out in Citizens Nat'l Bank, 175 So. 2d at 56:

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                  A Florida court has defined a derivative suit as an action in which a stockholder seeks to enforce a right of action existing in the corporation. Conversely, a direct action, or as some prefer, an individual action, is a suit by a stockholder to enforce a right of action existing in him.

                           What these definitions attempt to convey is that a
                  stockholder may bring suit in his own right to redress an injury sustained directly by him, and which is separate and distinct from that sustained by other stockholders. If, however, the injury is primarily against the corporation, or the stockholders generally, then the cause of action is in the corporation and the individual's right to bring it is derived from the corporation.

Accord Leppert, 500 So.2d at 252 (citation omitted); Security Professionals, Inc. v. Segall, 685 So.2d 381, 1384 (Fla. 4th DCA), rev. den., 700 So.2d 687
(1997).

                  Applying these principles to the instant case, the conclusion is inescapable that plaintiffs' first three causes of action are derivative, not direct, in nature. They allege, in essence, that the members of the Board of Directors of American Bankers breached their fiduciary duty of care owed "to the corporation and its shareholders" by approving the Proposed Merger with AIG without adequately informing themselves of other potential transactions that might offer better value to shareholders, by failing to conduct an auction of the Company so as to ensure that shareholders received the best possible price, by agreeing to provisions in the Merger Agreement that were allegedly designed to deter other bidders and ensure the success of the Proposed Merger with AIG, and by failing to create a level playing field for all interested bidders.(8)


-----------------------
         (8) Under Florida law, directors have great latitude in exercising their business judgment in determining what actions are in the best interests of the company, and are specifically empowered in reviewing transactions to consider factors other than the short-term maximization of shareholder value. In discharging their duties, directors:

         may consider such factors as [they] deem relevant, including the long-term prospects and interests of the corporation and its shareholders, and the social,

                                              continued on the following page...

                  Leaving aside the fact that the Board's actions have not deterred Cendant from making an offer that it claims is $11 per share higher than what shareholders will receive from AIG, as well as the fact that the Proposed Merger is subject to the approval of American Bankers' shareholders and is thus by no means assured of success, it is clear that the gravamen of plaintiffs' first three causes of action is the allegation that the Board, in approving the Proposed Merger, acted "to the detriment of the Company's owners - its shareholders." Amended Comp. Paragraph 10. The wrong alleged is injury to the whole body of stockholders generally. To the extent Cendant is seeking to redress an injury sustained directly by it, which is separate and distinct from that suffered by other shareholders, it is an injury suffered in its capacity as a competing bidder, not as a shareholder. The fallacy in Cendant's complaint lies in the fact that the Board's fiduciary duties under Florida law run to the corporation and its shareholders, not to unsolicited bidders who were not even shareholders at the time of the events of which they complain. Because the American Bankers Defendants owed no duties to Cendant at the time the Merger Agreement was signed, and owe no fiduciary duties, under Florida law, to Cendant as a hostile bidder, plaintiffs lack standing to sue for breach of fiduciary duty. (9)

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 ...continued from the preceding page

         economic, legal, or other effects of any action on the employees, suppliers, customers of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate, and the economy of the state and the nation.

Section 607.0830 Fla. Stat. (Supp. 1993).

         (9) Although not controlling, even Delaware law would not grant plaintiffs standing to pursue the claims they have asserted here. As (former) Chancellor Allen of the Delaware Chancery Court said in Gagliardi v. TriFoods Int'l, Inc., 683 A.2d 1049, 1055 (Del. Ch. 1996):


                                              continued on the following page...

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B.       PLAINTIFFS LACK STANDING TO ASSERT CLAIMS UNDER RULE  23.1


                  Fed. R. Civ. P. 23.1 provides, in pertinent part, that:

                  In a derivative action brought by one or more shareholders . . . to enforce a right of a corporation . . . the complaint shall be verified(10) and shall allege (1) that the plaintiff was a shareholder . . . at the time of the transaction of which plaintiff complains . . . .

                  The "contemporaneous" ownership requirement is designed to prevent exactly what occurred here -- the purchase of a lawsuit, after-the-fact, by a person who was not a shareholder at the time of the events in question. Blum v. Morgan Guaranty Trust Co. of New York, 539 F.2d 1388, 1390 (5th Cir.
1976) ("Fifth Circuit law is well settled that estoppel will work to deny standing to a plaintiff who buys stock with knowledge of the wrongs of which he complains.");(11) see also Bangor Punta Operations, Inc. v. Bangor & Aroostook R.R. Co., 417 U.S. 703, 710-11 (1974) (holding that shareholder, who acquired stock after allegedly wrongful activity took place, lacked standing to pursue suit). Here, it appears from Cendant's own filings that Cendant owned no American Bankers shares in December 1997 when AIG and the Company negotiated


--------------------------
 ...continued from the preceding page


         [I]t is a simple and I would have thought well understood fact that one [in the position of a tendor offeror] possesses no general legal right to have an owner of an asset supply him information or negotiate with him. Thus it simply is not a legal wrong to a would-be buyer for an owner to ignore or reject an offer of sale.

         (10) Plaintiffs' complaint is not verified.

         (11) Concluding that the plaintiff in Blum "advance[d] purchased grievances," the Fifth Circuit further observed that "[a] stranger to the corporation who buys stock with knowledge of alleged wrongs may not maintain a derivative action even if the wrongs are continuing and persist past the time of his purchase." Blum, 539 F.2d at 1390.

and approved the Proposed Merger with AIG and related Agreements. It did not become a shareholder until mid-January 1998. It acquired its American Bankers shares to further its own interests as a bidder, with full knowledge of the terms of the AIG Merger and related Agreements, including all of the deal protection features that are the subject of the amended complaint.

                  Because plaintiffs were not shareholders at the time the alleged breaches of fiduciary duty occurred, they cannot satisfy the requirements of Rule 23.1.(12) See Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 531 n. 6, 104 S.Ct. 831, 836-37 (1984) (the contemporaneous ownership requirement in Rule 23.1 is intended "to discourage contrived diversity suits" and is "generally 'aimed at preventing the federal courts from being used to litigate purchased grievances.'") (quoting 7A C. Wright & A. Miller, Federal Practice and Procedure, Section 1828, at pp. 341-42 (1972)). Accordingly, plaintiffs' first three causes of action must be dismissed for lack of standing.(13)


----------------------------
         (12) The "contemporaneous" ownership rule is also embodied in Florida's equivalent to Rule 23.1. Section 607.07401(1) Fla. Stat. (Supp. 1993) ("A person may not commence a proceeding in the right of a domestic . . . corporation unless the person was a shareholder of the corporation when the transaction complained of occurred . . . ."). See Provence v. Palm Beach Taverns, Inc., 676
So.2d 1022 (Fla. 4th DCA 1996).

         (13) The distinction between direct and derivative claims, while important, may not be necessary to the outcome, given that Cendant was not a shareholder at the time the alleged breaches of fiduciary duty occurred. As noted previously, no fiduciary duties were owed by the American Bankers Board to Cendant as a potential bidder in December 1997, nor are any such duties owed to Cendant as a competing bidder today. See Sanders v. Devine, 1997 WL 599539, at *5 (Del. Ch. Sept. 24, 1997) (`[i]n the present case, plaintiff was not a shareholder at the time the prospectus was issued, therefore, as a matter of law, there can be no liability under any fiduciary duty theories for the disclosures made in connection with the offering.").

C. PLAINTIFFS' CLAIMS FOR BREACH OF FIDUCIARY DUTY SHOULD BE DISMISSED FOR FAILURE TO MAKE A PRE-SUIT DEMAND


                  Rule 23.1 requires the plaintiff in a derivative action to "allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors . . . and the reasons for the plaintiff's failure to obtain the action or for not making the effort." Rule
23.1 incorporates the requirement under Florida law that a shareholder plaintiff suing derivatively make a pre-suit demand on the Company before initiating suit on its behalf. Section 607.07401(2) Fla. Stat. (Supp. 1993); see also McDonough
v. Americom Int'l Corp., 151 F.R.D. 140, 142 (M.D. Fla. 1993) ("[T]he law of the state of incorporation is determinative of any demand requirement.").

                  The demand requirement serves an important purpose and reflects a judicial recognition of the business judgment rule:

                  The demand requirement is designed to require a shareholder to exhaust intracorporate remedies before bringing a corporate cause of action to the courts. The requirement reflects a judgment that a board of directors intimate with the facts of the case, possessing business expertise, and imbued with a legal duty to make evenhanded judgments that promote the corporation's best interest will usually be able to craft a resolution to a conflict with shareholders superior to a court's best effort.

Gaubert v. Federal Home Loan Bank Bd., 863 F.2d 59, 69 (D.C. Cir. 1988) (applying Texas law); Kamen v. Kemper Financial Services, Inc., 500 U.S. 90, 96, 111 S.Ct. 1711 (1991) ("The purpose of the demand requirement is to 'affor[d] the directors an opportunity to exercise their reasonable business judgment and 'waive a legal right vested in the corporation in the belief that its best interests will be promoted by not insisting on such right."") (quoting Daily Income Fund, Inc., 464 U.S. at 533, 104 S.Ct. at 836-37); Dutch v. Gordon, 481 So. 2d 1235 (Fla. App. 1986).

                  In the instant case, plaintiffs did not make a pre-suit demand and have not alleged with particularity why they did not or why they believe the making of a demand here -- given the number of outside, totally independent and disinterested directors -- would be futile.(14) The reason, of course, is plain. Given the composition of the American Bankers Board, plaintiffs cannot satisfy the "rigorous" requirement under Rule 23.1 that the complaint set forth "the exceptional circumstances why demand would be futile." First American Bank & Trust v. Frogel, 726 F. Supp. 1292, 1298 (S.D. Fla. 1989). Allegations of participation or acquiescence in the approval of the AIG Merger Agreement by a majority of the Board -- which is all that plaintiffs have alleged here -- are plainly insufficient to excuse a demand. Id. Perhaps the best evidence of this, and what dooms plaintiffs' claims to failure, is the course taken by the American Bankers Board in response to the Cendant bid, which clearly demonstrates a level of responsiveness and dedication to duty that is the hallmark of a fiduciary's obligations under Florida law.

D. BECAUSE PLAINTIFFS CANNOT FAIRLY AND ADEQUATELY REPRESENT THE INTERESTS OF ALL SHAREHOLDERS, THEIR CLAIMS FOR BREACH OF FIDUCIARY DUTY MUST BE DISMISSED


         Rule 23.1 also provides in pertinent part that:

         The derivative action may not be maintained if it appears that the plaintiff does not fairly and adequately represent the interests of the shareholders . . . similarly situated in enforcing the right of the corporation . . . .


-----------------------------
         (14) As noted previously, American Bankers' Board of Directors is comprised of 15 individuals, 13 of whom are truly independent, disinterested directors. Moreover, it is significant that both AIG and Cendant have declared that they intend to keep management intact following the completion of their respective transactions.

                  It is beyond dispute that a derivative plaintiff who is engaged in another or a broader dispute concerning the corporation -- especially a dispute concerning the management and control of the corporation -- is an inadequate representative to prosecute a derivative action on the corporation's behalf. Smith v. Ayres, 977 F.2d 946, 949 (5th Cir. 1992) ("A plaintiff in a shareholder derivative action owes the corporation his undivided loyalty. The plaintiff must not have ulterior motives and must not be pursuing an external personal agenda."); Baron v. Stawbridge & Clothier, 646 F. Supp. 690, 695 (E.D. Pa. 1986) (Plaintiff "is not merely an unhappy shareholder; rather, he is also a tender offeror who is seeking to gain control of the Company. [Plaintiff] hopes to acquire control at the lowest possible price per share; the other shareholders, if required to sell their shares, would want the highest possible price per share. These interests are manifestly antagonistic."); Davis v. Comed, Inc., 619 F.2d 588, 592-98 (6th Cir. 1980); Blum v. Morgan Guaranty Trust Co. of New York, 539 F.2d 1388, 1390 (5th Cir. 1976); Nolen v. Shaw-Walker Co., 449 F.2d 506, 507-10 (6th Cir. 1971); Roussel v. Tidelands Capital Corp., 438 F. Supp. 684, 686-89 (N.D. Ala. 1977); Robinson v. Computer Servicenters, Inc., 75 F.R.D. 637 641-44 (N.D. Ala. 1976).

                  The rationale underlying these decisions is that a derivative plaintiff with outside entanglements involving the corporate defendant might be inclined to use the derivative litigation as "leverage" to advance its own selfish interests or might abandon the derivative action when it no longer provides that "leverage." Thus, for example, in Nolen, 449 F.2d at 506, the Sixth Circuit affirmed the District Court's dismissal of a derivative claim brought by a minority shareholder against seven directors of a corporation. The court found that the derivative plaintiff failed to meet the requirements of Rule 23.1 because the litigation was being controlled by an individual who sought to bring about a merger between the Company and a corporation in which he had an interest. So, too, here.

                  In this action, Cendant's dominant self-interest as a bidder is beyond dispute. Cendant is unquestionably using this litigation to advance its own selfish takeover strategy rather than to protect American Bankers and/or its shareholders from any alleged breach of fiduciary duty. Because Cendant cannot "fairly and adequately" represent the interests enforcing the rights of the corporation, it lacks standing to sue under Rule 23.1.
                                       I.

                     PLAINTIFFS' SIXTH AND SEVENTH CAUSES OF
                   ACTION, ALLEGING VIOLATIONS OF THE FEDERAL
                    SECURITIES LAWS, SHOULD ALSO BE DISMISSED


                  As noted previously, the American Bankers Defendants join and incorporate herein by reference AIG's motion to dismiss all claims asserted by plaintiffs against the American Bankers Defendants under the federal securities laws.
                                       II.

                         IN THE ALTERNATIVE, THIS COURT
                             MAY DECLINE TO EXERCISE
                            SUPPLEMENTAL JURISDICTION
                        OVER PLAINTIFFS' STATE LAW CLAIMS


                  Because AIG and Cendant are Delaware corporations, this Court lacks diversity jurisdiction over plaintiffs' claims. In the event this Court dismisses plaintiffs' federal claims, it need not address the separate grounds for dismissal of the breach of fiduciary duty claims asserted in Point I of this brief. Rather, it may, if it so chooses, simply decline to exercise supplemental jurisdiction over such claims. 28 U.S.C.
Section 1367(c)(3). See United Mine Workers v. Gibbs, 383 U.S. 715 (1966).

                                   CONCLUSION


                  For the foregoing reasons, as well as the reasons set forth in AIG's motion to dismiss, the American Bankers Defendants respectfully request that the Court grant their motion to dismiss plaintiffs' amended complaint.
Dated:   February 9, 1998

                              JORDEN BURT BERENSON & JOHNSON LLP


                              By:_________________________________
                                   Franklin G. Burt
                                   Florida Bar No. 197963
                                   777 Brickell Avenue, 5th Floor
                                   Miami, Florida  33131
                                   Telephone:     305-371-2600
                                   Facsimile:     305-372-9928
                                   Attorneys for the American Bankers Defendants


Of Counsel:

Robert C. Myers
Richard W. Reinthaler
Seth C. Farber
DEWEY BALLANTINE LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000
(212) 259-6333


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